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                              February 24, 2021

       Yasmine Fage
       Chief Operating Officer
       Levere Holdings Corp.
       PO Box 1093, Boundary Hall
       Cricket Square, Grand Cayman
       KY1-1102, Cayman Islands

                                                        Re: Levere Holdings
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253105

       Dear Ms. Fage:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary, page 1

   1. We note that your Sponsor is owned by Goggo Network GmbH. We also note that the
                                                        Company is not
precluded from acquiring a company affiliated with your Sponsor.
                                                        Disclose whether Goggo
Network GmbH could be a possible acquisition target of the
                                                        Company.
       Risk Factors, page 60

   2. We note that your forum selection provision identifies the courts of the State of New York as the exclusive forum
for claims under the Securities Act. In that regard, we note that
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts
 Yasmine Fage
Levere Holdings Corp.
February 24, 2021
Page 2
         over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Management, page 118

3. Please revise the table disclosing the officers and directors conflicts of interest to include
         Stefan Krause.
Report of Independent Registered Public Accounting Firm , page F-2

4. Please have your auditors revise their report to include the title, Report of Independent
         Registered Public Accounting Firm.    Refer to AS 3101.06. In
addition, please have your
         auditors revise their opinion paragraph to include a statement that collectively refers to the financial statements. Refer to AS 3101.08.d.
General

5. We note that the shares owned by your executive officers and directors and your sponsor appear to be held outside of the United States. Please tell us if you are a foreign private issuer pursuant to Rule 405 of the Securities Act and provide us your supporting analysis.
         If you meet the definition of a foreign private issuer but are voluntarily filing on domestic forms please disclose as such in your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameYasmine Fage                                   Sincerely,
Comapany NameLevere Holdings Corp.
                                                                 Division of
Corporation Finance
February 24, 2021 Page 2                                         Office of
Technology
FirstName LastName